Filed by Tronox Incorporated
Lender Presentation
Public Lenders
January 26, 2012
Pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: Tronox Incorporated (File No: 001-32669)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-
looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,”
“plan, ” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox
Incorporated shareholder approvals; the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the performance of the Tronox and Exxaro Mineral Sands business; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox
Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox
Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s Registration Statement on
form S-4 filed with the U.S. Securities and Exchange Commission (SEC) on December 30, 2010. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find it.
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving
Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration
Statement on Form S-4 that includes a preliminary proxy statement of Tronox Incorporated that also constitutes a preliminary prospectus of Tronox Limited. The registration statement relating to the securities to be offered has been filed with the Securities and
Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Tronox Incorporated will deliver the proxy statement/prospectus to its stockholders once the Registration Statement is effective. Tronox Incorporated urges investors and stockholders to read the proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures.
Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and
Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA and Adjusted EBITDA to net income are included at the end of this presentation
Additional Information & Non-GAAP
Financial Measures

Today’s Presenters
Tom Casey
Chairman and Chief Executive Officer, Tronox
Dan Greenwell
Senior Vice President and Chief Financial Officer, Tronox
John Romano
Executive Vice President, Tronox
Robert Gibney
VP Administration and Materials Procurement, Tronox
Michael Smith
Director, Corporate Development and Investor Relations, Tronox
Greg Berube
Goldman Sachs
Logan Nicholson
Goldman Sachs

Table of Contents
I.
Introduction and Transaction Overview
II.
Tronox Overview
III.
Exxaro Mineral Sands Overview
IV.
Perspective on the TiO
2
Market
V.
Key Credit Highlights
VI.
Historical Financial Performance
VII.
Summary Terms and Timeline
Appendix: Additional Materials

I. Introduction and Transaction Overview 6

Tronox Overview
Tronox Inc. (“Tronox” or the “Company”) is one of the largest global titanium dioxide
(TiO
2
) producers with operations in the U.S., Europe and Australia
Globally, Tronox has 465,000 tonnes of annual rated chloride pigment production capacity
One of only two chloride-only producers in the world
Tronox markets a full range of superior pigment grades for a variety of end-users under the TRONOX® brand name
Pigment sales represented 91% of revenues for the LTM period ended 9/30/2011
Through its Electrolytic business, Tronox produces Electrolytic Manganese Dioxide
(used in high-performance battery applications), sodium chlorate, boron and other specialty chemicals
Tronox has experienced a significant increase in Adjusted EBITDA since 2009 as a result of strong end-market demand alongside continued industry-wide supply constraints
Revenues and Adjusted EBITDA have increased from $1,070 million and $142 million in 2009 to $1,594 million and $410 million, respectively, for the LTM period ended 9/30/2011
Adjusted EBITDA margin has expanded from 13% in 2009 to 26% for the LTM period ended 9/30/2011

Transaction Overview
On September 26, 2011, Tronox announced the execution of a definitive agreement to acquire Exxaro Resources’ (“Exxaro”) mineral sands operations, which will create the world’s largest vertically-integrated TiO
2
pigment company (“New Tronox”)
Exxaro will receive approximately 38.5% of the common equity in New Tronox in exchange for its mineral sands operations, which will be contributed debt free
For the LTM period ended 9/30/2011, New Tronox generated pro forma revenues of
$2,205 million and Adjusted EBITDA of $695 million (32% Adjusted EBITDA margin)
New Tronox will have approximately 3,500 employees and 16 locations around the world
The acquisition is expected to close in Q2 2012
Prior to the closing of the acquisition, Tronox will refinance its existing Senior Secured
Term Loan with a new $425 million Senior Secured Term Loan and $125 million Senior
Secured Delayed Draw Term Loan (together, the “Term Facility”)
The Term Facility will expressly permit the Exxaro acquisition and, together with cash on hand, will fund all cash uses in connection with the acquisition
Tronox’s existing $125 million ABL Revolver expected to remain outstanding.  New
Tronox may upsize the current $125 million ABL facility to up to $400 million
Pro forma for the financing, total leverage will be 1.1x on a standalone basis and 0.8x on a pro forma basis, based on LTM 9/30/2011 Adjusted EBITDA
8 8

Sources and Uses
1. Estimated.
2. Estimated capex reimbursement to Exxaro at closing for growth capex incurred between signing and Apr-2012.
3. Estimated net debt and working capital adjustments.
Financing Closing
($ in millions)
Sources $mm Uses $mm
New Senior Secured Term Loan $ 425.0 Refinance Existing Senior Secured Term Loan $ 421.7
Balance Sheet Cash 9.5 Estimated Transaction Fees, OID, and Expenses 12.8
Total Funded Sources $ 434.5 Total Funded Uses $ 434.5
New Senior Secured Delayed Draw Term Loan 125.0 New Senior Secured Delayed Draw Term Loan 125.0
Total Sources $ 559.5 Total Uses $ 559.5
Pro Forma for April 30, 2012 Closing of Acquisition
($ in millions)
Sources $mm Uses $mm
Cash 1 $ 178.6 Cash Merger Consideration ($12.50/share) $ 190.0
New Senior Secured Delayed Draw Term Loan 125.0 Closing Capex Adjustment 2 75.0
Other Closing Adjustments
3
8.6
Estimated Transaction Fees 30.0
Total Sources $ 303.6 Total Uses $ 303.6

Pro Forma Capitalization
1.
Standalone Tronox will have ~$17mm of LCs posted under the Revolving Credit Facility.
2.
New Tronox will have ~$47mm of LCs posted under the Revolving Credit Facility. New Tronox may increase the size of the ABL to up to $400mm.
3.
New Tronox assumes consolidation of Exxaro’s 50% interest in Tiwest Finance lease at closing.
4. Market capitalization as of 25-Jan 2012. New Tronox market cap includes ~10.0mm Class B shares to be issued at closing and ~1.4mm Class B shares allocated for potential future issuance to Exxaro for Exxaro’s retained 26% interest in the South African businesses.
Standalone Tronox New Tronox
($ in millions) Refinancing PF for
x LTM
9/30/2011 Stand Alone M&A Related PF for M&A
x LTM
9/30/2011
9/30/2011 Adjustments Refinancing Adj. EBITDA April '12 Adjustments Closing Adj. EBITDA
Cash $ 130.6 $(9.5) $ 121.1 NA NA NA
$125mm Asset Based Revolving Credit Facility
1
- - - 0.0 x - NA NA NA
New Asset Based Revolving Credit Facility
2
NA NA NA NA NA - - 0.0 x
New Senior Secured Term Loan - 425.0 425.0 1.0 425.0 - 425.0 0.6
New Senior Secured Delayed Draw Term Loan - - - 1.0 - 125.0 125.0 0.8
Existing Senior Secured Term Loan 421.8 (421.8) - 1.0 - - - 0.8
Total Secured Debt $ 421.8 $ 425.0 1.0 x $ 425.0 $ 550.0 0.8 x
Tiwest Finance Lease
3
6.6 - 6.6 1.1 x 6.6 6.6 13.2 0.8 x
Total Debt $ 428.4 $ 431.6 1.1 x $ 431.6 $ 563.2 0.8 x
Market Capitalization
4
2,025.0 - 2,025.0 4.9 x 2,025.0 - 3,564.0 5.1 x
Enterprise Value $ 2,322.8 $ 2,335.5 5.7 x $ 2,456.6 $ 4,127.2 5.9 x
Adjusted EBITDA
Tronox Standalone LTM 9/30/11 $ 409.7
New Tronox Adjusted LTM 9/30/11 $ 694.7

II. Tronox Overview 11 11

Tronox Overview
Company Overview
Global pure play TiO
2
producer
One of the largest global TiO
2
producers and marketers with 8% share
of global capacity
Focused primarily on coatings, plastics
and paper laminates
Efficient, low-cost manufacturing footprint
Global operations and international
presence
Specialty electrolytic chemicals operations
Financial Summary
Production Facilities
($US in millions)
12
(units in MT)
1. Includes 100% of Tiwest pigment.
2. Shown at 100% of JV capacity and production.
12
Pigment Facilities
Location Capacity
Hamilton 225,000
Botlek 90,000
Electrolytic Facilities
Location Capacity
Hamilton (Sodium Chlorate) 150,000
Henderson (EMD) 27,000
Henderson (Boron Products) 525
Tiwest Joint Venture Facilities²
Location Capacity
Kwinana 150,000
Northern Operations Capacity
Zircon
70,000
Synthetic Rutile 220,000
Rutile 36,000
Leucoxene 26,000
LTM
2008A 2009A 2010A 9/30/2011
Pigment Revenue $ 1,116 $ 938 $ 1,068 $ 1,450
Electrolytics 121 127 128 135
Other 8 5 21 9
Revenue $ 1,246 $ 1,070 $ 1,218 $ 1,594
Adj. EBITDA $ 99 $ 142 $ 203 $ 410
Margin 8% 13% 17% 26%
1

Tronox Overall Position Summary
2010A Tronox Geographic Positioning by Sales
Volumes
Note: Size of bubble represents Tronox sales in its end markets.  Projected growth rates are internal Tronox estimates.
13
78%
19%
3%
0%
2%
4%
6%
8%
10%
12%
-1% 0% 2% 3% 4%
Coatings
Plastics
Paper & Specialties
Market Growth Rate
Tronox’s sales effort is leveraged towards the higher growth and higher value segments
2010A Tronox Positioning in TiO
2
Market

100% of Tronox capacity is produced via the chloride process
Chloride technology yields consistently whiter, brighter pigment grades preferred for many of the largest end-use applications (e.g. paints and plastics) as compared to the sulfate process
The chloride production process offers significant cost savings over the sulfate process
Generates less waste, uses less energy and is less labor intensive than the sulfate process
Results in ~15% cost advantage (according to TZMI)
Proprietary technology and numerous worldwide patents create barriers to entry
Proprietary technology, operating expertise and worldwide patents require technical sophistication and a highly skilled workforce that cannot be easily replicated by new entrants
Extremely complex to develop and operate the chloride process technology
Significant lead time and capital required to build chloride plant
Proprietary Process and Highly
Efficient Flexible Operations
Tronox is one of only five major TiO
2
producers in the world utilizing proprietary chloride
technology

III. Exxaro Mineral Sands Overview 15 15

Exxaro Mineral Sands Combination
Rationale
Tronox and Exxaro have worked together for more than 20 years, having jointly operated the Tiwest Joint Venture, which is a vertically integrated TiO
2
operation that served as the
model for the New Tronox
The combination is expected to create the following benefits for New Tronox:
A secured ore supply that will help reduce earnings volatility from raw material price fluctuations and / or supply constraints
Secured ore supply creates a solid platform for future growth and enhanced earnings potential
Increases scale, public market profile and access to capital markets
Expected run-rate cost savings of ~$30mm in the short-term and potential for additional cost savings in the longer-term
Substantial free cash flow generation with flexible capital expenditures
The Tronox / Exxaro Mineral Sands combination creates the leading global, vertically-integrated TiO
2
pigment producer with access to diverse and growing
global markets

Exxaro Mineral Sands Overview
Company Overview
Exxaro Mineral Sands is comprised of KZN Sands,
Namakwa Sands and a 50% interest in the Tiwest JV
3
rd
largest titanium ore feedstock producer globally in
2010 (10% market share) with 3 producing assets
3
rd
largest zircon producer globally in 2010
Geographically well positioned to serve markets in Asia,
the Middle East, Europe, North and South America
Existing inventory will be enough to supply slag furnaces
until the Fairbreeze mine is online
Financial Summary ($USD mm)
Production Facilities
17
(units in MT)
17
Revenue by Segment (Avg. 2008A – 2010A)
LTM
2008A 2009A 2010A 9/30/2011
Revenue $ 334 $ 419 $ 636 $ 864
Adj. EBITDA $ 57 $ 142 $ 133 $ 285
% Margin 17% 34% 21% 33%
Capex $ 69 $ 99 $ 95 $ 102
Location Capacity
Kwinana 150,000
Northern Operations Capacity
Synthetic Rutile 220,000
Zircon 70,000
Rutile 36,000
Leucoxene 26,000
Reserve Life of Mine 15+ years
Tiwest Joint Venture Facilities ²
Titanium
Feedstocks
Slag
25%
Rutile
6%
SR
5%
Zircon
27%
Pigment
24%
1. Shown at 100% of JV capacity and production.
2. KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014 with 190kt of TiO ore capacity and 60kt of zircon capacity.
Other
13%
Namakwa Sands Capacity
Slag 160,000
Zircon 135,000
Pig Iron 100,000
Rutile 31,000
Reserve Life of Mine 20+ years
KZN Sands³
Capacity
Slag 220,000
Pig Iron / Scrap Iron 121,000
Zircon 60,000
Rutile 30,000
Reserve Life of Mine 12+ years
Mineral Sands Facilities
2

New Tronox EBITDA Profile 18 Standalone Tronox Adj. EBITDA Contribution New Tronox will benefit from a more diversified earnings stream New Tronox Adj. EBITDA Contribution Zircon, Pig Iron & Other 22%

IV. Perspective on the TiO 2 Market 19

Factors that Influence the TiO
2
Cycle
Long-term global demand for TiO
2
is expected to
grow by approximately 3-4%, which is consistent
with long-term GDP trends
Global sales of TiO
2
in 2010 are estimated to have
exceeded 5.3 million tonnes, generating
approximately $12 billion in industry-wide
revenues
Demand for TiO
2
is being driven in part by a
resurgent global economy following the economic
downturn in 2008 and 2009
The global market for TiO
2
is expected to remain
healthy due primarily to support from the ongoing
growth in emerging economies
Long-term demand TiO
2
usage per capita in the
major emerging markets, particularly in China and
India, is significantly below that seen in most
Western countries
Demand
Significant TiO
2
capacity reductions in 2009 (7-8%
of global capacity) with very limited new capacity
expected due to high costs, long lead time and
difficult permitting process
Tronox has increased prices by ~10% from 2009
to 2010 and by ~40% from 2010 to 2011
Titanium feedstock demand  will continue to
outpace supply for the near and medium term, as
no new substantive supply is expected to come
online until at least 2014
Pricing

21 21
Industry Capacity Utilization
During the last cycle, over 380,000 MT of capacity was taken out of market, which management estimates to be a 7
– 8% reduction
Bringing new capacity online requires significant capex, long lead time and requires difficult to achieve permitting (in particular environmental regulations): as a result a new Chloride facility has not been built since 1994
1. Tronox management data.
Significant Capacity Reductions
The global TiO
2
pigment market has been tight with major producers operating near full capacity (>95%)
60%
65%
70%
75%
80%
85%
90%
95%
100%
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
380,000 MT taken out via plant closures
– Grimsby (s) 40
– France (s) 65
– Chinese (s) 125
– Baltimore (c) 50
– Savannah (c)100
10 plants built during
this period with last
Chloride plant built in
1994
210,000 MT taken out via plant closures
– Antioch (c) 30
– Baltimore (s) 50
– Antwerp (s) 30
– Grimsby (s) 40
– Savannah (s) 60
1

2.0% 1.5% 2.0% 0.0% 2.0% 4.0% 3.5% 6.0% 3.5% 8.5% 7.5% 7.5%
2.6 Billion people in China and India
0.25kg per capita increase in consumption in these two countries over 3 years equates to 650,000MT increase in demand (11.6% increase in market capacity, or approximately 3 plants the size of Hamilton)
TiO
2
Consumption per Capita and Growth Rates
2008–2013 Est. CAGR :
Emerging Markets
Significant long-term TiO
2
consumption growth expected from emerging markets
1. Company estimates and U.S. Government Population Statistics.
TiO
2
usage per capita in the major emerging markets, particularly in China and India, is significantly below that seen in most Western countries
Rising Demand from Emerging Markets…
1

Increase in Households and Population: 2030E
Increase Over 2000 Levels
Population and Urbanization to Drive Demand Growth in Emerging Markets
Source:  TZMI 4Q 2011 forecast.
Despite sluggish housing starts in the U.S. and Europe, supply / demand dynamics remain strong
The combination of U.S. / European improvements and an ever increasing population / urbanization in emerging markets are expected to be a major contributor to demand growth
...As Global Economies Grow
Asian Middle Class Forecast: 2010, 2020 & 2030
CAGR (%)

Constrained Feedstock Environment is
Expected to Persist
Fundamentals for titanium feedstocks remain strong,
despite recent softening in China
Developing countries’ intensity of pigment use
is expected to grow with rising living standards
(GDP/capita)
Supply deficits remain tight for most feedstock
products, particularly for high quality chloride
feedstocks
No new substantive supply expected to enter
the market prior to year end 2013
High risk and long lead time (typically 5-7
years) in starting new projects
Ore suppliers have succeeded in moving prices higher
and changing prices quickly
Ore prices are expected to increase for
pigment producers, despite short-term demand
softening
Vertical integration into ore provides significant
advantages
Opportunity to capture value throughout the
TiO
2
chain
Growth enabled through assured feedstock
24
1. Per TZMI 4Q2011 forecast.
2. Goldman Sachs Research.
Global Supply / Demand for Titanium Feedstock
Feedstock Pricing  ($ / tonne)
Ore supply is tight, creating a favorable pricing environment for the foreseeable future
24
Existing / Approved Production Potential New Projects
Underlying Demand
1
2
1

TiO
2
pigment producers are limited in their ability to make significant capacity expansions to meet incremental demand due to the constrained ore market
Access to ore is critical for any meaningful capacity increases
Limited substitutes
Time and cost to build greenfield plants
Tronox management estimates that during 2007-2009, approximately 7-8% of global capacity was shuttered
The projected expansion of TiO
2
pigment supply reflects announced but not completed production facilities, most of which are in China and producing via the sulfate process
Current supply dynamics and projected demand increases is expected to result in a continued favorable pricing environment over the long term
TiO
2
- Supply/Demand (000’s tonnes)
1
25
TiO
2
Pigment Pricing ($ / tonne)
2
1. Per TZMI 4Q2011 forecast.
2. Per TZMI 4Q2011 forecast.
25
Structural Shift in the Industry Expected to
Continue to Drive TiO
2
Prices Higher
3,000
4,000
5,000
6,000
7,000
2007A 2008A 2009A 2010A 2011F 2012F 2013F 2014F 2015F
Supply Potential New Projects Demand
0.0%
50.0%
100.0%
150.0%
200.0%
250.0%
2009A 2010A 2011E 2012E 2013E 2014E 2015E
As a result of strong underlying demand, a lack of capacity and overall structural shift in the industry, TiO
2
  prices have increased significantly and are expected to remain high

Tronox Has Experienced an Enduring
Step Change in Profitability

The fundamental structure of the TiO2
value chain has changed
8% reduction of pigment supply in 2008/2009
No new chloride plants have been built since 1994
No new major feedstock supply since 2008/2009
Demand has increased by 14% during the same period
These structural conditions can only be changed by the addition of new pigment production capacity AND new feedstock supply. These projects require 3 to 5 years to bring online and identified potential new facilities are not expected to keep up with forecasted demand growth
Demand growth is highly correlated to development; Asia, India and other developing markets are materially expanding their urban middle class
There are no practical substitutes for TiO2
in coatings; in addition, TiO2
is only ~13% of the cost of paint
•
Although extremely conservative, Tronox has examined a potential stress / downside case with the following assumptions:
•
Pigment volumes reduced by 16%; current pigment price levels reduced by $1,000 / tonne and Exxaro margins reduced by 50%
Adjusted EBITDA ($ in millions)
Standalone Tronox Illustrative Downside Adj.
EBITDA of ~$325mm
$695
$184
$336
$ 99
$ 142
$ 203
$ 410
$ 564
2008 2009 2010 LTM 3Q 2011 3Q 2011 Annualized
Standalone Tronox Adj. EBITDA New Tronox Adj. EBITDA
Standalone Tronox Illustrative Downside Adj. EBITDA New Tronox Illustrative Downside Adj. EBITDA
$1,072
$156
New Tronox Illustrative Downside Adj. EBITDA of
~$585mm

V. Key Credit Highlights 27

Leading Global Pigment Platform
Well Positioned Against its Peers
Strong Financial Momentum
Strong and Experienced Management Team
Key Credit Strengths
Long-Standing Blue Chip TiO2
Customer Relationships
Vertical Integration Provides Significant Competitive Advantage
Low Cost and Efficient Production Network

Compelling Operational Rationale

Leading Global Pigment Platform

Botlek, The Netherlands
Hamilton, MS
Namakwa Sands
KZN Sands
Tiwest
Oklahoma City, OK
Note: Namakwa Sands, KZN Sands and Tiwest are each made up of 3 locations.
1. 100% of capacity and production.
2. KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014 with 190kt of TiO
²
ore capacity and 60kt of zircon capacity.
Headquarters
Locations
Henderson, NV
New Tronox will have 3,500 employees
in 16 locations around the world
Johannesburg
Singapore
Shanghai, China
29
Location Capacity (MT)
Hamilton 225,000
Botlek 90,000
Location Capacity (MT)
Hamilton (Sodium Chlorate) 150,000
Henderson (EMD) 27,000
Henderson (Boron Products) 525
Location Capacity (MT)
Kwinana 150,000
Northern Operations Capacity (MT)
Synthetic Rutile 220,000
Zircon 70,000
Rutile 36,000
Leucoxene 26,000
Reserve Life of Mine 15+ years
Namakwa Sands Capacity (MT)
Slag 160,000
Zircon 135,000
Pig Iron 100,000
Rutile 31,000
Reserve Life of Mine 20+ years
KZN Sands²
Capacity (MT)
Slag 220,000
Pig Iron / Scrap Iron 121,000
Zircon 60,000
Rutile 30,000
Reserve Life of Mine 12+ years
Tronox Electrolytic Facilities
Tiwest Joint Venture Facilities ¹
Exxaro Mineral Sands Facilities
Tronox Pigment Facilities

Long-Standing Blue Chip TiO
2
Customer Relationships
Tronox’s Blue Chip Customer Relationships
30
Builds strong relationships with its customers
resulting in a high customer retention rate
Tronox has supplied its top ten TiO
2
customers for
over ten years
Diversified customer base of approximately 1,000
customers in over 90 countries
Customers include market leaders in each of
the major end-use markets for TiO
2
Approximately 40% of global volume under multi-
year contracts with market based pricing
Tronox works closely with its customers to optimize
their formulations, thereby enhancing the use of
TiO
2
in their production processes

Low Cost and Efficient Production
Network
Combined with the Exxaro Mineral Sands’ titanium feedstock assets in South Africa and Australia, this network of TiO2  and titanium feedstock facilities will give New Tronox the flexibility to optimize asset and feedstock utilization and generate operational, logistical and market efficiencies
Vertical Integration gives us a significant cost / tonne advantage
The Company’s TiO
2
operations are among the lowest cost producers of TiO
2
globally
Vertically
Integrated
Production
Significant and
Scalable
Operations
Gateway to
Asia
Geographic
Diversity
Tronox’s three TiO2  production facilities are strategically positioned in key geographies: North
America, Europe and Australia
The Hamilton facility is the third largest TiO2  production facility in the world and has the size and scale to service customers in North America and around the globe
The Tiwest Joint Venture, located in Australia, is well positioned to service growing demand from
Asian markets

Vertical Integration Provides Significant
Competitive Advantage

Tronox Today (000’s tonnes of ore)
New Tronox (000’s tonnes of ore)
New Tronox will be long of titanium feedstock, giving the Company significant advantages compared to its peers, especially in a today’s rising ore pricing environment
32
Tronox today is required to
source ~229,000 tonnes of
feedstock in the open market
New Tronox will be long
~211,000 tonnes of feedstock
Tronox Titanium
Feedstock Requirements
Tronox Titanium
Feedstock Requirments
Tronox Titanium
Feedstock Capacity
Tronox Titanium
Feedstock Capacity
200
429
723
512

Business Model Pigments value chain
TiO
²
pigments Primarily TiO
²
pigments
Diversified chemicals
TiO
²
pigment exposure
Diversified chemicals
TiO
²
pigment exposure
LTM Revenue
$2,205 mm
¹ NA $1,879 mm Total: $11,000 mm
Pigment: $1,550 mm
Total: $37,587 mm
LTM Adj. EBITDA
$695 mm
¹ NA $510 mm Total : $1,135 mm
Pigment: $434 mm
Total: $6,327 mm
EBITDA Margin 31.5% NA 27.1% total Total: 10.3%
Pigment: 28.0%
Total: 16.8%
Total Capacity 465 kt 750 kt 532 kt 560 kt 1,100 kt
% Chloride vs.
Sulfate Capacity
(Based on
Capacity)
Location of
Facilities
Hamilton, MS
Kwinana, Australia
Botlek, The
Netherlands
Ashtabula, OH
Yanbu, Saudi Arabia
Stallingborough, UK
Kemerton, Australia
Arembepe, Brazil
Thann, France
Baltimore, MD
Leverkusen, Germany
Varennes, Canada
Langerbrugge, Belgium
Nordenham,Germany
Fredrikstad, Norway
Lake Charles, LA
Greatham, UK
Calais, France
Huelva, Spain
Scarlino, Italy
Lake Charles, LA
Telek Kalung, Malaysia
Umbogintwini, SA
New Johnsonville, TN
DeLisle, MS
Altamira, Mexico
Kuan Yin, Taiwan
Edge Moor, DE
Ore Production /
Feedstock
Integration
Fully integrated
Total: 723 kt
Partially dependant on
third-party feedstock
²
~60% dependant  on
third-party feedstock
³
~90% dependant  on
third-party feedstock
³
Pro Forma
Source: Company filings, Wall Street Research and TZMI
1. Tronox Revenue and Adjusted LTM EBITDA presented on a combined 2011E basis.
2. Operates mine in Paraiba, Brazil. Owner of Bemax (Australia), world’s 5 largest producer. Potential to increase existing ore capacity with ore from the Snapper mine which will come into production in 2011.
3. Based on 2010A ore production figures for Kronos.  328 kt ilmenite used in sulfate process.  Purchase slag/rutile (470 kt).
4. Based on DuPont Jul-2011 conference call transcript. DuPont operates a titanium ore surface mine near Starke, FL. .
Well Positioned Against Its Peers
Pure Play TiO2
Diversified
Chloride
100%
Chloride
88%
Sulfate
12%
Chloride
100%
th
Sulfate
25%
Chloride
45%
Chloride
75%
Sulfate
55%

Compelling Operational Rationale

Consolidation of Tiwest JV
Elimination of duplicate services
Rationalization of SG&A
Marketing
Supply & chain
Finance
Improved logistics – larger shipments
to fewer clients
Near Term Synergies
Medium Term Synergies
Estimated Run-Rate savings of
~$30 mm (annual)
Optimization of ore in-use
High grade TiO
2
feedstocks
Cheaper slag fines
Significant cost advantages from
optimization
Less waste (better
environmental management)
Lower chlorine & coke costs
Lower freight costs per tonne of
TiO
2
Ability to effectively
“debottleneck” pigment
production with limited capital
expenditures
New Tronox’s network of TiO
2
and titanium feedstock facilities will have the flexibility
to optimize asset and feedstock utilization, and a secured ore supply creates a solid platform for future growth and enhanced earnings potential

New Tronox Net Sales ($MM)
Strong Financial Momentum

Standalone Tronox Adj. EBITDA ($MM)
New Tronox Adj. EBITDA ($MM)
Standalone Tronox Net Sales ($MM)
Since 2008, Tronox has increased Adjusted EBITDA by 390%

Strong and Experienced Management
Team
36 36
Joined the company in 1991
Vice President, Administrative and Materials Procurement since January 2011
Other positions at Tronox have included: Vice President of Human Resources and Corporate Affairs, Vice
President of Global Pigment Marketing; Chief Marketing Officer of Avestor (the high technology battery joint venture); Vice President and General Manager, Paper and Specialties; and Vice President, Investor Relations
Robert Gibney
Vice President,
Administration
and Materials
Procurement
Chairman since February 2011
Chief Executive Officer since October 2011
Previously served in various senior managerial and directorial roles, including: CEO of Current Group,
Chairman & CEO of One Communications Corp, and various senior positions at Global Crossing
Other experience also includes more than five years practicing law in the public and private sectors, and three years of investment banking
Tom Casey
Chairman and
Chief Executive
Officer
John Romano
Executive Vice
President
Joined the company in 1988
Executive Vice President since January 2011
Other positions at Tronox have included: Vice President, Sales; Vice President, Global Pigment Sales for Tronox
LLC; Vice President, Global Pigment Marketing; and Regional Marketing Manager
Mike Foster
Vice President,
General Counsel
and Secretary
Vice President, General Counsel and Secretary since January 2008
Other positions at Tronox have included: Managing Counsel, Staff Attorney and Staff Attorney for Kerr-McGee
Shared Services LLC
Previously Corporate Counsel for CMS Field Services and Counsel for Enogex, Inc.
Experience also includes more than five years practicing law in the public and private sectors
Joined the company in January 2012
Previously served in various executive financial and operational roles, including Chief Financial Officer at
Terra Industries, Corporate Controller for Belden, Inc., Chief Financial Officer for Zoltek Companies,
Operations Manager for Sigma Chemical Company, and Senior Manager at KPMG
Experience includes acquisition execution and financial system integration
Daniel Greenwell
Senior Vice
President and
Chief Financial
Officer

VI. Historical Financial Performance 37

Adjusted EBITDA
Standalone Tronox Historical Financials

Revenue Pigment Sales Volumes¹ (Kt)
Adjusted EBITDA – Capex
1. Includes 100% of the TiO
²
produced by the Tiwest Joint Venture; Tronox Incorporated currently markets 50% of the production on behalf of Exxaro.

New Tronox Adjusted EBITDA² New Tronox Pro Forma Historical Financials 39 New Tronox Revenue New Tronox Pigment Sales Volumes¹ (Kt) New Tronox Adjusted EBITDA – Capex

VII.Summary Terms and Timeline 40

Indicative Summary of Terms
Senior Secured Term Loan
Borrower Tronox Pigments (Netherlands) BV
Guarantors
Each of (i) the Borrower’s existing and subsequently acquired or organized subsidiaries, (ii) Tronox’s direct and indirect existing and subsequently acquired or organized subsidiaries and (iii) following the consummation of the acquisition of Exxaro Mineral Sands, each of New Tronox‘s direct and indirect existing and subsequently acquired or organized subsidiaries, in each case, subject to certain exceptions (including the exclusion of all South African entities)
Security
First Lien on all assets of the Company excluding those assets which secure the ABL Revolver (A/R and Inventory) and
Second Lien on the ABL Assets
Amount
$425mm Senior Secured Term Loan
$125mm Delayed Draw Term Loan (6 month availability)
Incremental Facility $100 million (subject to 50bps MFN)
Maturity
6 years
Amortization
1% per annum (or 0.25% for each quarter of any partial year), with the remaining balance due on the six–year anniversary of the Closing Date
Indicative Coupon L + TBD bps (TBD LIBOR floor)
Delayed Draw Commitment Fee
TBD
Original Issue Discount TBD
Call Protection 101 “soft call” for one year
Mandatory Prepayments
100% Asset Sales, 100% Insurance Proceeds, 100% Debt Issuance, 50% Excess Cash Flow in year one (subject to step-downs based on Net Total Leverage thereafter)
Financial Covenant
Maximum Net Total Leverage
Negative Covenants
Standard and customary, including, but not limited to: incurrence of additional debt, asset sales, liens, restricted payments, investments, mergers and acquisitions, transactions with affiliates

Summary Timetable
Date: Event
January 23
rd
Announce Transaction
January 26
th
Bank Meeting
February 3
rd
Lender Commitments Due
February 6
th
Expected Pricing
February 8
th
Expected Closing and Funding
January 2012 February 2012
S M T W T F S S M T W T F S
1 2 3 4 5 6 7 1 2 3 4
8 9 10 11 12 13 14 5 6 7 8 9 10 11
15 16 17 18 19 20 21 12 13 14 15 16 17 18
22 23 24 25 26 27 28 19 20 21 22 23 24 25
29 30 31 26 27 28
Key Date

Appendix 43 43

Standalone Tronox Pro Forma Corporate Structure 44 Note: Dotted line delineates boundary of guarantors under the credit facility.

New Tronox Pro Forma Corporate
Structure
Note: Dotted line delineates boundary of guarantors under the credit facility.  Non-U.S. entities will provide a 45-day post-closing period to provide the guarantees.

Exxaro Transaction Detail
Transaction Structure Detail
Current Tronox shareholders to exchange existing common stock for new Class A shares in Australian-domiciled company (“New Tronox”) and $12.50 of cash per share
Option to receive exchangeable shares in Tronox Inc. with right to exchange later into
Class A shares of New Tronox and $12.50 per share, subject to minimum and maximum (with pro ration) election thresholds
Exchangeable share election is intended to provide certain Tronox shareholders with a mechanism to retain their Tronox shares and perhaps allow them to defer a taxable event until the exchangeable share is exchanged into stock of New Tronox and cash
Exxaro contributing mineral sands operations to New Tronox in exchange for Class B shares in New Tronox
Exxaro to retain 26% direct minority ownership in the South African businesses to comply with South African BEE ownership requirements
Transaction should be taxable to Tronox shareholders
Exxaro Class B Shares
Approximately 10.0 million shares issued to Exxaro (excluding put/call shares)
Put/call shares: 1.4 million shares in exchange for Exxaro’s 26% direct interest in the
South African operations in the event that the BEE compliance structure is no longer required
46 46

Exxaro Transaction Detail (cont’d)
Pro Forma Shares Outstanding
25.2 million shares outstanding (excluding Exxaro’s put/call shares)
Intention to list on a major exchange, such as the NYSE, after closing
Board of Directors
9 member board comprising: 6 Class A Directors (including the CEO of Tronox) and
3 Class B Directors (nominated by Exxaro)
Tom Casey will remain CEO and Chairman of New Tronox
Regulatory Approvals
Requires regulatory approvals from South Africa Department of Mineral Resources,
South Africa Reserve Bank and Australian Foreign Investment Review Board
Competition authorities
SEC registration and Tronox shareholder approval
Anticipated Closing
2Q 2012
47 47

Additional Tax Asset Information
Tronox should retain many of the tax attributes it presently has available to it, including historical NOLs (subject to annual limitation)
Tax attributes appear to be worth at least $300 million on a Net Present Value basis
These tax attributes (which are subject to audit by IRS) consist of:
Pre-emergence NOLs (~$160 million)
Tax deductions arising from Tronox's bankruptcy emergence (“interest premium”:
~$1 billion)
Potential future deductions relating to environmental remediation agreed to as part of the bankruptcy emergence
Transaction with Exxaro is expected result in an “ownership change” for purposes of
§382, thereby imposing an annual limitation on Tronox's ability to utilize its NOLs
The amount of such limitation will depend on the value of Tronox's stock at closing and on long-term tax-exempt interest rate at that time, and thus the annual limitation cannot be known at this time
However, any limitation is not expected to have a significant impact on a Net Present
Value basis to Tronox’s tax attributes
48 48

Financial Reconciliation

($US in millions)
Note: Pro forma financials do not include synergies or cost savings; Unaudited Tronox financials for 2008 and 2009.
49
1 Intercompany eliminations are primarily due to sales from Exxaro’s South African mineral sands assets to Tronox's pigment operations. On a pro forma basis, those sales will become intercompany and will be eliminated on the revenue and cost side. Since the Tiwest Joint Venture is currently incorporated into Tronox's financials on a proportionate basis in the standalone financials, there are limited incremental intercompany eliminations as a result of the transaction.
LTM 9 mos ended 9 mos ended
2008A 2009A 2010A 9/30/2011 9/30/2010 9/30/2011
Tronox Revenue $ 1,246 $ 1,070 $ 1,218 $ 1,594 $ 892 $ 1,268
Exxaro Revenue 334 419 634 864 458 688
Less Pro Forma Intercompany Eliminations
1
(125) (141) (172) (254) (129) (211)
Combined Revenue $ 1,455 $ 1,348 $ 1,680 $ 2,205 $ 1,221 $ 1,745
Tronox Adjusted EBITDA $ 99 $ 142 $ 203 $ 410 $ 148 $ 354
Exxaro EBITDA 57 42 133 285 108 260
Adj. EBITDA $ 156 $ 184 $ 336 $ 695 $ 256 $ 614
Tronox Capex $ 34 $ 24 $ 45 $ 145 $ 27 $ 126
Exxaro Capex 69 99 95 102 64 72
Combined Capex $ 103 $ 123 $ 140 $ 247 $ 90 $ 198

Tronox EBITDA Reconciliation

($US in millions)
50
LTM 9 Mos Ended 9 Mos Ended
2008 2009 2010 9/30/2011 9/30/2011 9/30/2010
Net income (loss) ($335) ($39) $5 $766 $807 $45
Interest and debt expense $54 $36 $50 $35 $24 $40
Income tax provision (benefit) ($2) ($2) $2 $3 $4 $3
Depreciation and amortization expense $76 $53 $50 $74 $61 $37
Income (loss) from discontinued operations $1 $1 - -
EBITDA ($207) $49 $108 $878.4 $896 $125
Reorganization expense associated with bankruptcy
¹
- $13 $145 $124 $46 $67
Gain on fresh start accounting - - - ($659) ($659) -
Noncash gain on liquidation of subsidiary - - ($5) ($0) ($0) ($5)
Provision for environmental remediation and restoration, net of reimbursements
²
$73 - ($47) ($12) ($5) ($40)
(Income) Loss from discontinued operations $189 $10 ($1) ($2) $0 $1
Restructuring costs not associated with the bankruptcy $14 - - - - -
Pension and post retirement settlement/curtailments $26 $10 - - - -
Gain on sale of assets ($25) ($1) - - - -
Impairment charges
3
$25 $0 - - - -
Unusual or non-recurring items
4
- $24 - - - -
Litigation Settlement ($10) ($10) -
Plant closure costs - $25 $1 ($0) $0 $2
Fresh start inventory mark-up - - - $36 $36 -
Stock-based compensation $1 $0 $1 $8 $8 $0
Foreign currency remeasurement ($7) $15 $12 $8 $1 $5
Transaction costs, registration rights penalty and financial statement restatement costs - - - $35 $35 -
Other items
5
$11 ($4) ($9) $3 $6 ($6)
Adjusted EBITDA $99 $142 $203 $410 $354 $148
1. The Company has incurred costs related to the Chapter 11 bankruptcy proceedings.  These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-
possession financing costs, legal and professional fees.
2.
In 2010, the Company recorded receivables from the insurance carrier related to environmental clean-up obligations at the Henderson facility.
3.
In 2008, the Company recorded impairment charges of approximately $3.3 million related to the Savannah, Georgia, and approximately $21.6 million related to the Botlek, Netherlands, long-lived assets.
4. The 2009 amount represents the net loss on deconsolidation of the Company’s German subsidiaries. The 2010 amount is related to the liquidation of certain holding companies that resulted in a non-cash net gain due to the realization of cumulative translation adjustments.
5.
Includes noncash pension and postretirement healthcare costs and accretion expense.

51 51